STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Grosvenor Alternative Funds.

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

Article 4 of the Certificate of Trust shall be deleted in its entirety and replaced with the following:

“The Trust Instrument relating to the Trust provides for the issuance of one or more series of shares of beneficial interest in the Trust which series are divisible into any number of classes representing interests in the assets belonging to that series.  Separate and distinct records shall be maintained by the Trust for each series and the assets associated solely with any such series shall be held and accounted for separately (directly or indirectly, including through a nominee or otherwise) from the assets of the Trust generally or of any other series.  As provided in the Trust Instrument, (i) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or assets belonging to any other series, and (ii) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally that have not been allocated to a specified series shall be enforceable against the assets of any other series.”

3.	This Certificate of Amendment shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 22nd day of October, 2012.

By:	/s/ Scott Lederman
Trustee

Name:	Scott Lederman
Typed or Printed